Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

(all dollar amounts in thousands)	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(119,749)	$(77,474)	$(16,789)	$(47,150)	$2,250
Amortization of interest capitalized	3,600	2,700	2,400	1,800	1,700
Interest capitalized	(25,032)	(27,105)	(17,063)	(6,907)	(5,576)
Distributed income of equity investees	13,344	13,207	9,370	3,588	2,148
Fixed charges	100,002	122,996	151,425	90,310	76,243

Total earnings	$(27,835)	$34,324	$129,343	$41,641	$76,765

Fixed Charges:
Interest expense	69,951	89,105	127,778	79,136	67,556
Capitalized interest	25,032	27,105	17,063	6,907	5,576
Debt costs amortization	5,019	6,786	6,584	4,267	3,111

Total Fixed Charges	$100,002	$122,996	$151,425	$90,310	$76,243

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	1.0

a)	For the years ended December 31, 2008, 2007, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $127.8 million, $88.8 million, $22.1 million and $48.7 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years 2005 — 2008 is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to CRLP’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Trust’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005, is also impacted by amortization of intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.